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RECEIVED
2004 DEC 21 A 10 [redacted]
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04046751

Danske Bank

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

26 October 2004

SUPPL

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	26
		Please contact us immediately if you do not receive all the pages	

Message:

Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the Interim Report Third Quarter of 2004 for Danske Bank Group.

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Yours faithfully,

Danske Bank
Danske Markets / ALM

12/21

Quarterly report – first nine months of 2004

Stock Exchange Announcement No. 16/2004
October 26, 2004

Danske Bank

*This Nine-month Report is a translation of the original report in the Danish language (*Kvartalsrapport 1.-3. kvartal 2004*). In case of discrepancies, the Danish report prevails.*

Danske Bank Group – financial highlights

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Index 04/03	Full year 2003
Net interest income from banking activities, etc.	11,330	11,717	97	15,593
Fee and commission income, net	4,518	4,454	101	5,910
Trading income	2,236	2,500	89	3,315
Other core income	855	896	95	1,127
Core insurance earnings	866	825	105	1,004
Total core income	19,805	20,392	97	26,949
Operating expenses and depreciation	10,482	10,990	95	14,820
Core earnings before provisions	9,323	9,402	99	12,129
Provisions for bad and doubtful debts	405	1,262	32	1,662
Core earnings	8,918	8,140	110	10,467
Earnings from investment portfolios	726	1,459	50	2,569
Profit before tax	9,644	9,599	100	13,036
Tax	2,765	2,765	100	3,750
Net profit for the period	6,879	6,834	101	9,286
Portion attributable to minority interests	-	-	-	-

BALANCE SHEET (DKr bn)				
Bank loans and advances	442	397	111	397
Repo loans	159	124	128	126
Mortgage loans	510	489	104	498
Bonds and shares, etc.	446	435	103	494
Due to credit institutions and central banks	393	315	125	300
Deposits	446	417	107	435
Repo deposits	58	44	132	49
Issued bonds	710	693	102	765
Subordinated debt	36	34	106	34
Shareholders' equity	63	64	98	60
Total assets	1,914	1,768	108	1,826

RATIOS AND KEY FIGURES				
Net profit for the period per share, DKr	10.4	9.7		13.3
Net profit for the period as % p.a. of average shareholders' equity	14.8	14.5		15.2
Core earnings as % p.a. of average shareholders' equity	19.1	17.3		17.1
Cost/core income ratio, %	52.9	53.9		55.0
Solvency ratio, excl. net profit for the period, %	10.0	10.5		11.0
Core (tier 1) capital ratio, excl. net profit for the period, %	7.4	7.2		7.7
Share price, end of period, DKr	157.7	121.7		138.8
Book value per share, DKr	98.1	93.5		89.9
Number of full-time-equivalent staff, end of period:				
Danske Bank and consolidated subsidiaries	15,811	16,237		16,114
Non-consolidated subsidiaries (insurance companies)	858	824		821

Review

- Danske Bank Group recorded a net profit of DKr6,879m, against DKr6,834m for the first nine months of 2003
- Core earnings rose 10%
- Cost/core income ratio improved to 52.9% from 53.9%
- Increase in lending
- Declining provisions for bad and doubtful debts
- Fall in trading income and earnings from investment portfolios
- Core earnings between DKr11bn and DKr12bn expected for full-year 2004

Financial results for the first nine months of 2004

Group core earnings for the first nine months matched the expectations announced at the presentation of the Interim Report for 2004.

Danske Bank Group recorded a net profit of DKr6,879m for the first nine months of 2004, against DKr6,834m for the first nine months of 2003.

Core income

Core income fell 3% to DKr19,805m, compared with the level in the same period the year before.

Net interest income fell 3% as lower money market rates in the Nordic markets put downward pressure on the deposit margin and the return on capital. The estimated total effect of the fall in interest rates is a reduction in earnings of nearly DKr400m. The lending margin narrowed as a result of changes in the product mix and increased competition. However, growth in lending more than compensated for this fall.

Earnings from fees and commissions remained at the level of the first nine months of 2003. Increasing fee income from activities outside Denmark compensated for the fall in fee income from mortgage lending.

Trading income could not match the high level recorded in 2003 and fell 11%.

Core insurance earnings rose 5%, due primarily to improved cost result and rising business volume.

Expenses

The Group's operating expenses and depreciation declined 5% to DKr10,482m, mainly as a result of staff reductions completed in 2003 and falling severance expenses. The cost/core income ratio improved to 52.9% from 53.9% in the same period of 2003.

Provisions for bad and doubtful debts

Provisions for bad and doubtful debts amounted to DKr405m, against DKr1,262m in the first nine months of 2003, due primarily to a favourable economic climate. Bad and doubtful debts stood at 0.04% p.a. of total loans, advances and guarantees, against 0.15% p.a. in the same period the year before. In the third quarter of 2004, provisions for bad and doubtful debts showed a positive result of DKr47m.

Core earnings

Against this background, core earnings increased 10% to DKr8,918m.

Earnings from investment portfolios

Earnings from investment portfolios were DKr726m, against DKr1,459m in the first nine months of 2003. Investment portfolios in the banking business generated earnings of DKr593m, whereas earnings from the investment portfolios of Danica Pension amounted to DKr133m.

Tax
The Group's tax charge, including tax on loan loss reserves, is calculated to be DKr2,765m, corresponding to a tax rate of 29%.

Return on equity
The return on equity was 14.8% p.a., against 14.5% p.a. in the first nine months of 2003. Core earnings as a percentage of shareholders' equity rose from 17.3% p.a. to 19.1% p.a. The net profit per share for the period rose from DKr9.7 to DKr10.4.

Capital and solvency

Share capital
The share capital totalled DKr6,722,657,520 divided into 672,265,752 shares at the end of September 2004 after the cancellation of the 39,410,097 shares bought back in 2003.

The Interim Report for 2004 stated that Danske Bank would buy back shares corresponding to a market value of up to DKr3.0bn in the second half of 2004. Consequently, the Bank bought back 5,246,000 of its own shares at a total market value of DKr793m in the third quarter of 2004.

In the first nine months of 2004, the Group bought back 26,585,070 shares at an average price of 142.67 (excluding dividends), corresponding to a total market value of DKr3,793m. At the annual general meeting in 2005, the Group will propose that the shares bought back be cancelled.

DANSKE BANK SHARES	Q1-Q3 2004	Q1-Q3 2003	Full year 2003
Average number of shares outstanding	661,116,993	702,521,691	696,374,857
Number of shares outstanding, end of period	645,680,682	685,001,666	672,265,752
Number of issued shares, end of period	672,265,752	711,675,849	711,675,849

Shareholders' equity
Shareholders' equity was DKr63bn at the end of September 2004. The change in Group equity since the end of 2003 reflects, aside from the net profit for the period, the changes resulting from amendments to Danish accounting legislation (see Accounting policies below). In addition, the shareholders' equity was reduced by DKr3,793m after the share buyback in the first nine months of 2004.

Subordinated debt
Subordinated debt amounted to DKr36bn at the end of September 2004. With a view to optimising its capital structure, Danske Bank issued notes of a total value of $750m in the second quarter of 2004. The notes were issued as hybrid (tier 1) capital, which ranks below supplementary capital and forms part of the core capital. Danske Bank redeemed supplementary capital of £200m and DKr75m in the third quarter of 2004 and will, in the fourth quarter of 2004, redeem supplementary capital of €150m.

The solvency ratio at the end of September 2004, excluding the net profit for the period, stood at 10.0%, of which 7.4 percentage points derive from Group core (tier 1) capital, including hybrid core capital.

CAPITAL AND SOLVENCY (DKr m)	Sept. 30, 2004	Sept. 30, 2003	Dec. 31, 2003
Core capital, including hybrid core capital, less statutory deductions	58,631	55,483	58,699
Supplementary capital, less statutory deductions	21,386	25,637	25,351
Total capital base, less statutory deductions	80,017	81,120	84,050
Total risk-weighted items	797,447	771,554	766,985
Solvency ratio, %	10.0	10.5	11.0
Core (tier 1) capital ratio, %	7.4	7.2	7.7
Core (tier 1) capital ratio, excluding hybrid core capital, %	6.8	7.2	7.7

Balance sheet

The total assets of the consolidated Group were DKr1,914bn at the end of September 2004, against DKr1,768bn a year earlier. Danica Pension's assets, which are not consolidated in the Group accounts, amounted to DKr204bn, against DKr188bn at the end of September 2003.

Lending

Total loans and advances extended by the banking business increased DKr45bn, or 11%, to DKr442bn. Domestic loans and advances grew DKr24bn, or 12%, reflecting an increase in retail lending only.

Since the beginning of the year, domestic lending rose DKr18bn, or 9%. The financing needs of Danish businesses remained low, and the corporate sector therefore accounted for only DKr1bn of the total increase in lending.

Foreign loans and advances grew DKr21bn, or 10%, reflecting a DKr13bn increase in the retail segment and a DKr8bn rise in the corporate segment since the end of September 2003.

Since the beginning of the year, lending by units outside Denmark rose DKr27bn, or 14%.

Repo loans grew DKr35bn since the end of September 2003 to DKr159bn. The growth was attributable to an increase in the business volume with selected global financial institutions.

Mortgage lending rose 4% to DKr510bn at the end of the period.

Securities

Bonds and equities amounted to DKr446bn, against DKr435bn at the end of September 2003.

Deposits

Deposits totalled DKr446bn, against DKr417bn at the end of September 2003. The increase of DKr29bn was the result of a DKr17bn increase in deposits made by customers in Denmark and a DKr12bn increase in deposits made by customers abroad. Deposits made by retail customers accounted for most of the increase in total domestic deposits, whereas short-term deposits by corporate customers accounted for most of the increase in non-Danish deposits.

Accounting policies

The report for the first nine months of 2004 has been prepared in accordance with the rules of the Copenhagen Stock Exchange for issuers of listed securities. The Group has not changed its accounting policies from those followed in the Annual Report for 2003 except in the instances indicated below. The changes were implemented to adjust the accounting policies to amendments to Danish accounting legislation.

With effect from January 1, 2004, software developed by the Group is capitalised as an intangible asset and amortised over its expected useful life, with a maximum of three years. Previously, development costs were charged fully to the profit and loss account in the year of development. The pre-tax profit for the period was DKr160m higher because of the change. After tax, the effect was DKr112m.

Certain types of fee income that form an integral part of the actual return on loans, advances, guarantees and the like are accrued over the term of such facilities. Previously, such types of fee income were booked as income on receipt. Shareholders' equity as at January 1, 2004, was DKr198m lower because of this change. The change did not affect the profit for the period.

Comparative figures have not been restated.

International Financial Reporting Standards (IFRS)

The Group will present its report for the first quarter of 2005 and subsequent reports in accordance with IFRS.

In the spring of 2004, the International Accounting Standards Board (IASB) issued an exposure draft of proposed amendment to IAS 39 about the valuation of financial instruments. The amendment aims, among other things, at limiting the scope for measuring financial liabilities at fair value by stipulating that the fair value option may be used only if misleading volatility of profit and loss or shareholders' equity is thereby avoided. The Group plans to employ the restricted fair value option for issued mortgage bonds and mortgage loans because this ensures a true and fair view of the Group's mortgage finance activities and short-term investments in mortgage bonds. The procedure complies with the draft accounting standards for mortgage finance activities in Denmark prepared by the Danish Financial Supervisory Authority.

According to the timetables published, the IASB expects to reach a conclusion on IAS 39 by the end of the fourth quarter of 2004.

The European Commission still has not endorsed all the international accounting standards; a few, most notably IAS 39, remain outstanding. The Commission has announced that it will not endorse IAS 39 in its present form; rather a few provisions are expected to be carved out temporarily, including the fair value option. However, it is still uncertain whether the amendments proposed by the Commission will mean that issued mortgage bonds and mortgage loans cannot be stated at fair value.

Apart from the substantial uncertainty about the accounting rules for mortgage finance activities, the Group's preparations for IFRS implementation are proceeding as planned. The Group expects to announce the financial effect of the implementation of the IFRS to come into force on January 1, 2005, in its Annual Report for 2004. However, the accounting rules for mortgage finance activities must be clarified soon if they are to be implemented on time.

Business areas

The Group's total core earnings rose 10% to DKr8,918m in the first nine months of 2004, against DKr8,140m in the first nine months of 2003. All business areas, with the exception of Danske Markets, contributed to this increase in core earnings. The Group's banking activities benefited from low provisions for bad and doubtful debts.

Core earnings from Other areas were adversely affected by the currency hedging of the earnings of non-Danish units and a lower return on capital but benefited from the fall in severance payments.

Danske Bank Group has signed an agreement to sell investment properties of a total value of DKr1.0bn. The Group will complete the sale in the fourth quarter of 2004, at a profit of just over DKr0.5bn.

Developments in the individual business areas are described in the following pages.

CORE EARNINGS (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Index 04/03	Share Q1-Q3 2004
- Banking Activities, Danske Bank	2,553	2,316	110	29%
- Banking Activities, BG Bank	1,130	984	115	13%
- Banking Activities, Norway	317	309	103	3%
- Banking Activities, Sweden	556	412	135	6%
- Other Banking Activities	1,149	935	123	13%
Total Banking Activities	5,705	4,956	115	64%
Mortgage Finance	1,685	1,602	105	19%
Danske Markets	761	892	85	8%
Danske Capital	276	222	124	3%
Danica Pension	866	825	105	10%
Other areas	-375	-357	-	-4%
Total Group	8,918	8,140	110	100%

Banking Activities, Danske Bank

Banking Activities, Danske Bank, encompasses the banking activities of the Danske Bank division in Denmark. Danske Bank caters to all types of retail and corporate customers. The Bank's finance centres serve large corporate and private banking customers. Corporate and private banking customers with highly complex banking needs are served by the Bank's department for Large Corporates and its Private Banking department. Banking Activities, Danske Bank, has 291 branches, 9 finance centres and just over 4,200 employees.

BANKING ACTIVITIES, DANSKE BANK (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Full year 2003
Net interest income	4,162	4,256	1,430	1,373	1,359	1,414	1,403	5,670
Fee income	2,065	2,063	642	690	733	630	663	2,693
Other income	466	440	132	182	152	126	143	566
Core income	6,693	6,759	2,204	2,245	2,244	2,170	2,209	8,929
Operating expenses and depreciation	3,856	3,827	1,275	1,355	1,226	1,329	1,235	5,156
Core earnings before provisions	2,837	2,932	929	890	1,018	841	974	3,773
Provisions for bad and doubtful debts	284	616	-76	138	222	203	132	819
Core earnings	2,553	2,316	1,005	752	796	638	842	2,954
Bank loans and advances, end of period	151,488	137,349	151,488	151,929	144,973	139,674	137,349	139,674
Deposits, end of period	185,089	180,396	185,089	185,040	179,150	178,553	180,396	178,553
Risk-weighted items (avg.)	159,182	146,831	165,948	161,964	149,560	148,766	146,745	147,319
Allocated capital (avg.)	10,347	9,544	10,787	10,528	9,721	9,670	9,538	9,576
Core earnings as % p.a. of allocated capital	32.9	32.4	37.3	28.6	32.8	26.4	35.3	30.8
Cost/core income ratio, %	57.6	56.6	57.8	60.4	54.6	61.2	55.9	57.7

- Core earnings up 10%
- Declining provisions for bad and doubtful debts
- Satisfactory sales of *Danske Prioritet*
- Increase in retail lending

Core earnings rose 10% to DKr2,553m. The improvement was due to declining provisions for bad and doubtful debts.

Core income benefited from healthy growth in lending, which more than compensated for the narrowing of lending margins in both the retail and corporate segments. Nevertheless, net interest income fell 2% due to a decrease of about 0.4 of a percentage point in short-term money market rates in comparison with the level in the first nine months of 2003. This led to a fall in the return on allocated capital and reduced earnings on the deposit surplus.

Fee income was unchanged from the level recorded in the first nine months of 2003.

Expenses remained at the same level as in the same period last year. Provisions for bad and doubtful debts amounted to DKr284m, against DKr616m in the first nine months of 2003. In the third quarter of 2004, provisions for bad and doubtful debts showed a positive result of DKr76m.

Total lending rose 10% from the end of September 2003. Retail loans rose 46% since the end of September 2003 and 29% since the end of 2003 owing mainly to satisfactory sales of the property financing product *Danske Prioritet*. Modest demand for corporate loans resulted in a 3% fall in this segment since September 2003. Corporate loans remained at the same level as at the end of 2003.

Banking Activities, Danske Bank, welcomed 63 trainees and 17 finance economists in the third quarter of 2004.

Banking Activities, BG Bank

Banking Activities, BG Bank, encompasses the banking activities of the BG Bank division in Denmark. BG Bank serves all types of retail customers and most corporate customers through its branch network. In addition, BG Bank serves a number of agricultural customers at special agricultural centres. Banking Activities, BG Bank, has 173 branches and just over 1,800 employees.

BANKING ACTIVITIES, BG BANK (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Full year 2003
Net interest income	1,955	1,940	656	658	641	631	631	2,571
Fee income	882	891	272	296	314	303	300	1,194
Other income	104	103	36	36	32	32	24	135
Core income	2,941	2,934	964	990	987	966	955	3,900
Operating expenses and depreciation	1,822	1,859	593	641	588	658	602	2,517
Core earnings before provisions	1,119	1,075	371	349	399	308	353	1,383
Provisions for bad and doubtful debts	-11	91	-8	20	-23	84	50	175
Core earnings	1,130	984	379	329	422	224	303	1,208
Bank loans and advances, end of period	51,232	45,373	51,232	50,889	48,138	47,543	45,373	47,543
Deposits, end of period	64,358	60,856	64,358	64,297	62,258	62,577	60,856	62,577
Risk-weighted items (avg.)	53,580	50,197	55,786	53,056	51,874	50,749	50,656	50,336
Allocated capital (avg.)	3,483	3,263	3,626	3,449	3,372	3,299	3,293	3,272
Core earnings as % p.a. of allocated capital	43.3	40.2	41.8	38.2	50.1	27.2	36.8	36.9
Cost/core income ratio, %	62.0	63.4	61.5	64.7	59.6	68.1	63.0	64.5

- Core earnings up 15%
- Declining provisions for bad and doubtful debts
- Increase in lending as a result of satisfactory *Bolig Plus* sales
- Improved cost/core income ratio

Core earnings were 15% higher than in the first nine months of 2003. Core earnings before provisions rose 4%.

Net interest income remained at the level recorded in the first nine months of 2003 despite a fall in lending margins in both the retail and corporate segments. Growth in lending compensated for lower short-term money market rates, which put pressure on the deposit margin and caused a fall in the return on capital.

Fee income was largely unchanged from the level in the first nine months of 2003.

Expenses were 2% lower than in the first nine months of 2003 owing to staff reductions in 2003. Provisions for bad and doubtful debts showed a positive result of DKr11m.

Total lending rose 13% from the end of September 2003. Retail loans rose 23% since the end of September 2003 and 17% since the end of 2003 owing mainly to satisfactory sales of the property financing product *Bolig Plus*. Corporate loans rose 3% since the end of September 2003 and were largely unchanged since the end of 2003.

Banking Activities, BG Bank, welcomed 19 trainees and 4 finance economists in the third quarter of 2004.

Banking Activities, Norway

Banking Activities, Norway, encompasses the banking activities of Fokus Bank in Norway. Banking Activities, Norway, has 67 branches and about 1,000 employees.

BANKING ACTIVITIES, NORWAY (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Full year 2003
Net interest income	833	981	287	282	264	289	325	1,270
Fee income	188	189	67	63	58	68	73	257
Other income	43	55	18	11	14	11	16	66
Core income	1,064	1,225	372	356	336	368	414	1,593
Operating expenses and depreciation	758	799	248	255	255	284	244	1,083
Core earnings before provisions	306	426	124	101	81	84	170	510
Provisions for bad and doubtful debts	-11	117	-15	-9	13	19	43	136
Core earnings	317	309	139	110	68	65	127	374
Core earnings in local currency	356	343	153	125	78	82	139	425
Bank loans and advances, end of period	61,157	55,196	61,157	56,452	54,415	52,632	55,196	52,632
Deposits, end of period	29,610	28,299	29,610	28,706	27,961	28,424	28,299	28,424
Risk-weighted items (avg.)	46,825	48,082	48,843	46,936	44,674	45,334	47,513	47,389
Allocated capital (avg.)	3,044	3,125	3,175	3,051	2,904	2,947	3,088	3,080
Core earnings as % p.a. of allocated capital	13.9	13.2	17.5	14.4	9.4	8.8	16.4	12.1
Cost/core income ratio, %	71.2	65.2	66.7	71.6	75.9	77.2	58.9	68.0

- Core earnings rose 4% in local currency
- Net interest income declined 15% due to a sharp fall in short-term money market rates and a depreciation of the Norwegian krone
- Declining provisions for bad and doubtful debts
- Lending grew 13% in local currency
- Opening of new branches in Norway's three largest cities

Core earnings from Norwegian banking activities rose 3% from the level recorded during the first nine months of 2003. Core earnings before provisions declined DKr120m.

Core income declined because of noticeably lower money market rates in Norway. This resulted in a lower return on allocated capital and lower deposit margins, which together overshadowed the positive effects of the growth in lending. Measured in local currency, income fell 9%, whereas expenses remained unchanged.

Provisions for bad and doubtful debts fell from DKr117m in the first nine months of 2003 to a positive DKr11m.

Lending totalled NKr69bn, reflecting a 19% increase in lending to retail customers and a 7% increase in lending to corporate customers on the level recorded at the end of the third quarter of 2003. The growth in lending, which outperformed market growth, was the result of a positive inflow of both retail and corporate customers. This lifted Fokus Bank's share of the market to 5%.

Since the beginning of the year, Fokus Bank has opened six new branches in and around Oslo, Bergen and Trondheim, the three largest cities in Norway.

Banking Activities, Sweden

Banking Activities, Sweden, encompasses the banking activities of Östgöta Enskilda Bank and Provinsbankerne in Sweden. Banking Activities, Sweden, has 47 branches and about 1,000 employees.

BANKING ACTIVITIES, SWEDEN (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Full year 2003
Net interest income	1,019	972	345	340	334	368	321	1,340
Fee income	313	232	102	111	100	88	87	320
Other income	43	56	16	15	12	18	26	74
Core income	1,375	1,260	463	466	446	474	434	1,734
Operating expenses and depreciation	840	769	274	279	287	293	250	1,062
Core earnings before provisions	535	491	189	187	159	181	184	672
Provisions for bad and doubtful debts	-21	79	-9	-15	3	32	-34	111
Core earnings	556	412	198	202	156	149	218	561
Core earnings in local currency	679	497	239	246	194	187	256	684
Bank loans and advances, end of period	86,677	73,724	86,677	82,617	77,408	75,262	73,724	75,262
Deposits, end of period	28,664	26,161	28,664	28,622	26,377	26,131	26,161	26,131
Risk-weighted items (avg.)	67,496	62,103	70,382	67,565	64,509	62,380	63,023	62,173
Allocated capital (avg.)	4,387	4,037	4,575	4,392	4,193	4,056	4,096	4,041
Core earnings as % p.a. of allocated capital	16.9	13.6	17.3	18.4	14.9	14.7	21.3	13.9
Cost/core income ratio, %	61.1	61.0	59.2	59.9	64.3	61.8	57.6	61.2

- Core earnings up 37% in local currency
- Core income rose 9% despite falling interest rates
- Increasing fee income as a result of larger volume in the securities market
- Declining provisions for bad and doubtful debts
- Lending grew 19% in local currency
- Opening of new branches in Stockholm

Core earnings from banking activities in Sweden amounted to DKr556m, against DKr412m in the first nine months of 2003.

Income grew 9% in local currency, compared with the level of the first three quarters of 2003.

Sound growth in lending offset the effect of lower money market rates. Net interest income, measured in local currency, rose 4% from the first nine months of 2003.

Fee income advanced substantially on the strength of increasing equity trading by customers, growing business volume and the launch of a new retail customer programme that gives customers access to a larger number of sophisticated banking products.

The rise in expenses of 9%, measured in local currency, reflects the increase in headcount, the establishment of a new Swedish head office and the opening of new branches. In the third quarter of 2004, a new branch at Nacka Strand in Stockholm was opened. Provisions for bad and doubtful debts fell from DKr79m to a positive DKr21m.

Lending totalled SKr106bn, reflecting a 30% increase in lending to retail customers and a 13% increase in lending to corporate customers on the levels recorded at the end of the third quarter of 2003. Growth was attributable to the inflow of new customers through the branch network and to healthy sales of property financing solutions. The launch in May 2004 of a very competitive and flexible property financing solution, *Duoflex*, reinforced the positive trend.

Banking Activities, Sweden's market share of lending stood at 9%. Its share of total lending (including property financing solutions) was 4%.

Other Banking Activities

Other Banking Activities comprises the Danish banking activities of Nordania and HandelsFinans and banking activities carried out in the UK, the USA, Luxembourg, Germany, Poland and Finland.

OTHER BANKING ACTIVITIES (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Full year 2003
Net interest income	1,437	1,446	495	482	460	488	462	1,934
Fee income	474	403	162	164	148	176	116	579
Other income	47	127	-15	27	35	22	26	149
Core income	1,958	1,976	642	673	643	686	604	2,662
Operating expenses and depreciation	648	687	220	223	205	281	235	968
Core earnings before provisions	1,310	1,289	422	450	438	405	369	1,694
Provisions for bad and doubtful debts	161	354	61	-4	104	43	143	397
Core earnings	1,149	935	361	454	334	362	226	1,297
Bank loans and advances, end of period	95,447	91,833	95,447	92,630	89,223	86,812	91,833	86,812
Deposits, end of period	64,091	56,382	64,091	73,237	59,374	61,373	56,382	61,373
Risk-weighted items (avg.)	115,898	122,263	120,915	116,228	110,496	114,001	119,374	120,181
Allocated capital (avg.)	7,533	7,947	7,859	7,555	7,182	7,410	7,759	7,812
Core earnings as % p.a. of allocated capital	20.3	15.7	18.4	24.0	18.6	19.5	11.7	16.6
Cost/core income ratio, %	33.1	34.8	34.3	33.1	31.9	41.0	38.9	36.4

CORE EARNINGS (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Full year 2003
Banking Activities, UK	508	189	188	215	105	198	5	387
Banking Activities, USA	76	252	-20	49	47	-56	67	196
Nordania	217	216	73	57	87	54	78	270
HandelsFinans	54	64	19	21	14	15	16	79
Other	294	214	101	112	81	151	60	365
Total Other Banking Activities	1,149	935	361	454	334	362	226	1,297

The UK

Core earnings from banking activities in the UK amounted to DKr508m, against DKr189m in the first nine months of 2003, due to declining provisions for bad and doubtful debts. Core earnings before provisions rose from DKr536m to DKr556m, reflecting a fall in core income, measured in local currency, of 6% and a decline in expenses of 26%. This trend is attributable primarily to the winding up of business activities targeting small and medium-sized UK businesses.

The USA

Core earnings from US banking activities amounted to DKr76m, against DKr252m in the first nine months of 2003, due to increasing provisions for bad and doubtful debts. Core earnings before provisions fell from DKr200m to DKr154m. This trend is due to the on-going reduction of exposure to businesses outside the Bank's principal markets in northern Europe and to one-off gains in 2003.

Other

The growth in earnings from other areas came primarily from positive developments in Germany and a general reduction in loss provisions. Moreover, expenses at the Bank's subsidiary in Luxemburg were lower than in the first nine months of 2003, when parts of the IT systems were converted to Danske Bank's IT platform.

Mortgage Finance

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried out through "home".

MORTGAGE FINANCE (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Full year 2003
Net interest income	2,291	2,438	784	756	751	788	851	3,226
Fee income	74	139	7	34	33	47	28	186
Other income	230	67	83	80	67	61	-24	128
Core income	2,595	2,644	874	870	851	896	855	3,540
Operating expenses and depreciation	907	1,037	283	310	314	370	347	1,407
Core earnings before provisions	1,688	1,607	591	560	537	526	508	2,133
Provisions for bad and doubtful debts	3	5	0	1	2	19	-19	24
Core earnings	1,685	1,602	591	559	535	507	527	2,109
Loans, end of period	509,531	489,471	509,531	507,780	503,133	498,037	489,471	498,037
Risk-weighted items (avg.)	250,892	240,006	252,043	251,612	249,008	247,771	244,896	241,963
Allocated capital (avg.)	16,308	15,600	16,383	16,355	16,186	16,105	15,918	15,728
Core earnings as % p.a. of allocated capital	13.8	13.7	14.4	13.7	13.2	12.6	13.2	13.4
Cost/core income ratio, %	35.0	39.2	32.4	35.6	36.9	41.3	40.6	39.7

- Core earnings up 5%
- Decline in core income due to fall in interest rates and lower refinancing activity
- Loss provisions remained low
- Lending grew 4%
- 30.8% market share of gross lending

In the first three quarters of 2004, Mortgage Finance generated core earnings of DKr1,685m, against DKr1,602m in the same period the year before.

Core income amounted to DKr2,595m, against DKr2,644m in the first nine months of 2003. It included higher income from administration margins as a result of the increasing loan portfolio. On the other hand, income was adversely affected by the somewhat lower level of market activity than in 2003, when refinancing activity was high. The third quarter of 2004, in particular, recorded low refinancing activity. In addition, lower short-term money market rates led to smaller returns on allocated capital and liquid funds.

Operating expenses and depreciation were 13% lower than in the first nine months of 2003, mainly because of lower expenses for the development of new IT systems.

Realkredit Danmark's gross lending totalled DKr97bn in the first three quarters of 2004, against DKr121bn in the same period the year before. Realkredit Danmark's market share of gross lending was 30.8% in the first nine months of 2004, against 30.4% in the first three quarters of 2003. The market share of the loan portfolio fell from 34.9% at the end of the third quarter of 2003 to 34.0%. This decrease must be seen in the light of bank branches' sales of new property financing loans structured as bank facilities.

The loan portfolio rose DKr20bn to DKr509bn since the end of September 2003, with the private market accounting for 38% of the increase.

In the first three quarters of 2004, FlexLån® accounted for 68% of all loans disbursed by Realkredit Danmark, against 52% for the whole of 2003. This increase reflects, among other things, the fact that many interest-only loans are raised as FlexLån®. At the end of the third quarter of 2004, FlexLån® constituted 47% of the mortgage loan portfolio, against 40% at the end of 2003.

Danske Markets

Danske Markets is responsible for the Group's activities in the financial markets. These activities include foreign exchange, equity and fixed-income trading, management of the Group's short-term liquidity and trading services for the Group's retail banking units. Danske Markets serves the largest corporate and institutional clients, providing financial products, advisory services regarding acquisitions and assistance to customers in connection with their issue of equity and debt on the international financial markets.

DANSKE MARKETS (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Full year 2003
Core income	1,732	1,984	556	486	690	620	581	2,604
Operating expenses and depreciation	971	1,092	299	290	382	310	320	1,402
Core earnings before provisions	761	892	257	196	308	310	261	1,202
Provisions for bad and doubtful debts	-	-	-	-	-	-	-	-
Core earnings	761	892	257	196	308	310	261	1,202
Loans, end of period	3,446	4,012	3,446	667	3,515	1,907	4,012	1,907
Risk-weighted items (avg.)	58,495	69,850	46,348	67,640	61,630	45,407	60,678	63,689
Allocated capital (avg.)	3,802	4,540	3,013	4,397	4,006	2,951	3,944	4,140
Core earnings as % p.a. of allocated capital	26.7	26.2	34.1	17.8	30.8	42.0	26.5	29.0
Cost/core income ratio, %	56.1	55.0	53.8	59.7	55.4	50.0	55.1	53.8

- Core earnings down 15%
- As expected, core income could not be maintained at the high level of 2003
- Increase in earnings from equity trading and corporate finance continued

In the first three quarters of 2004, Danske Markets generated core earnings of DKr761m, against DKr892m in the same period the year before. Core earnings from sales of fixed-income and currency products fell from DKr862m to DKr684m, while core earnings from equity trading and corporate finance climbed from DKr30m to DKr77m. The decline in expenses of 11% was attributable, among other things, to lower expenses for performance-based compensation.

Earnings from sales of fixed-income products were satisfactory, although they were affected by the low level of interest rates that prevailed throughout the period. Periods of rising yields were followed by periods of falls. The relatively stable currency market put a damper on sales and thus earnings potential. Increasing trading in non-Nordic currencies, partly as a result of Danish businesses' growing appetite for trading with eastern European counterparts, ensured healthy earnings from the sale of currency products.

Equity sales and earnings continued to show good growth. Private investors' interest in the equity market remained high throughout most of the period, and institutional investors' interest in equities continued to increase.

Improving economic conditions induced a number of Corporate Finance's corporate and institutional clients to expand their business and restructure their capital base. This fuelled demand for Corporate Finance's advisory services within financing, equity issues, acquisitions, and the like.

Danske Capital

Danske Capital manages the funds of retail customers and institutional clients and the funds of Danica Pension, Firstnordic, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and corporate customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

DANSKE CAPITAL (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Full year 2003
Core income	512	507	162	171	179	178	178	685
Operating expenses and depreciation	236	285	79	82	75	117	89	402
Core earnings	276	222	83	89	104	61	89	283
Risk-weighted items (avg.)	389	1,295	65	58	1,048	1,628	1,303	1,379
Cost/core income ratio, %	46.1	56.2	48.8	48.0	41.9	65.7	50.0	58.7
Assets under management (DKr bn)	386	367	386	382	383	370	367	370

- Core earnings up 24%
- Increasing sales to institutional investors
- Falling core income as a percentage of assets under management
- Lower costs

Core earnings amounted to DKr276m, against DKr222m in the first nine months of 2003. The increase was due primarily to lower costs, which fell 17%, mainly as a result of the restructurings completed in 2003.

Total assets under management rose 5% since the end of September 2003 to DKr386bn. Increased sales accounted for DKr12bn of the DKr19bn rise, while the remainder was due to developments in equity and bond markets. The allocation to equities of total assets under management rose to 18% in the first nine months of 2004 from 16% in the same period the year before.

Sales to institutional investors and sales generated by Danske Capital's non-Danish units accounted for most of the increase. Sales by units in Sweden, Norway, Finland and Luxembourg totalled DKr3.1bn. Moreover, Danske Capital's advisory service agreements covering Danish mortgage bonds attracted new customers in the German market. Furthermore, sales of shares in Danske Hedge Mortgage Arbitrage Fund in the third quarter of 2004 were highly satisfactory.

As expected, sales of Danske Invest and BG Invest unit trust certificates were slightly lower than in 2003. Danske Capital's market share of unit trusts targeting retail customers, measured by total assets, was 39% at the end of September 2004, against 41% at the same time in 2003.

Investment returns varied in the first nine months of 2004. Returns on bond portfolios were close to benchmark, that is close to market returns, whereas returns on global and European equity portfolios underperformed the benchmarks. Value continued to be created in tactical asset allocation and a number of Nordic and eastern European equity funds. Moreover, Danske Hedge Mortgage Arbitrage Fund achieved an above-target return.

Danica Pension

Danica Pension encompasses all the Group's activities in the life insurance and pensions market. The area, marketed under the name of Danica Pension, is run by the Danica Pension Group and Forsikringsselskabet Danica and targets both retail and corporate customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities' outlets and Danica Pension's team of insurance brokers and advisers.

DANICA PENSION (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Full year 2003
Net interest income on allocated assets	220	213	77	72	71	97	62	310
Risk allowance	680	689	265	161	254	211	241	900
Unit-linked and health care business, etc.	109	50	70	5	34	-72	9	-22
Core insurance income	1,009	952	412	238	359	236	312	1,188
Funding cost, net	-143	-127	-51	-47	-45	-57	-38	-184
Core insurance earnings	866	825	361	191	314	179	274	1,004
Technical provisions	183,671	170,527	183,671	176,604	177,324	172,645	170,527	172,645
Allocated capital	7,375	6,913	7,375	7,093	7,081	6,910	6,913	6,910
Core earnings as % p.a. of allocated capital	15.7	15.9	19.6	10.8	17.7	10.4	15.9	14.5

- Core insurance earnings up 5%
- Gross premiums amounted to DKr10.4bn, against DKr10.6bn the year before
- 12% growth in regular premiums, but a decline in single premiums
- Unsatisfactory result from health and accident insurance
- Return on investments of customer funds of 6.2%, against 5.1% a year ago

Core earnings from the Group's insurance activities amounted to DKr866m, against DKr825m in the first three quarters of 2003.

The risk allowance was DKr680m, or 0.44% of average provisions, against DKr689m in the first nine months of 2003. The improved cost result and the growing business volume largely offset the loss on health and accident insurance.

Danica Pension recorded an income of DKr109m from its unit-linked and health care products, against DKr50m the year before. The growth is attributable to a positive trend in sales of unit-linked products and the acquisition in July 2004 of two Norwegian companies.

The company posted a return on investments of customer funds of 6.2%, against 5.1% in the first nine months of 2003. The return on bonds, including derivatives, stood at 6.1%. The return on equities was 7.2% and the return on real property was 6.6.%. Investment assets consisted of bonds (81%), equities (10%) and real property (9%). In the first nine months of the year, Danica Pension made net investments in equities, increasing its equity holding by DKr1.9bn.

Gross premiums, including premiums for unit-linked products, amounted to DKr10.4bn, against DKr10.6bn the year before. Up 12%, sales of policies with regular premiums were satisfactory. Income from single premiums was 32% lower than in the same period last year, which included an extraordinarily large amount of single premiums on the acquisition of a few large company schemes.

Gross premiums from unit-linked policies stood at DKr1.8bn in the first nine months of 2004. Regular premiums for unit-linked products rose 62% on the level last year, while single premiums fell 22%. Developments in the Swedish market, in particular, were satisfactory.

At the end of the third quarter of 2004, the collective bonus potential was DKr7.8bn. A 30% fall in equity prices would reduce the collective bonus potential by about DKr4.6bn. An increase in interest rates of 1.0 percentage point would reduce the collective bonus potential by around DKr3.2bn, while a fall of 1.0 percentage point would not affect the collective bonus potential because the risk is hedged.

Earnings from investment portfolios

Earnings from investment portfolios stem from the Group's own equity, fixed-income and currency positions, including the total portfolio of unlisted shares, which include shares in companies providing the financial infrastructure in Denmark.

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Full year 2003
Fixed-income and currency positions	80	766	-35	-97	212	64	235	830
Shares								
Unlisted	337	341	71	220	46	102	-34	443
Listed	283	341	77	-46	252	23	24	364
Expenses	107	125	29	18	60	19	43	144
Earnings from investment portfolios, banking business	593	1,323	84	59	450	170	182	1,493
Share of return on investments, Danica Pension	133	136	41	19	73	-14	-5	122
Risk allowance, Danica Pension	0	0	0	0	0	954	0	954
Earnings from investment portfolios, Danica Pension	133	136	41	19	73	940	-5	1,076
Total earnings from investment portfolios	726	1,459	125	78	523	1,110	177	2,569
Risk-weighted items, banking business (avg.)	26,929	25,301	21,973	29,809	29,059	25,523	24,545	25,357
Allocated capital, banking business (avg.)	1,750	1,645	1,428	1,938	1,889	1,659	1,595	1,648

- Lower long-term yields in the third quarter
- Earnings from investment portfolios fell by half
- Low risk exposure to equities and interest rates

The Group's total earnings from investment portfolios were DKr726m for the first nine months of 2004, against DKr1,459m the year before.

Yields were generally lower at the end of September than at the beginning of 2004, except for yields at the very short end of the curve, where US yields, in particular, were higher. Global equity markets were characterised by considerable uncertainty and modest increases, whereas the trend in the Nordic region was more positive.

Earnings from investment portfolios generated by the banking business amounted to DKr593m, against DKr1,323m the year before.

Fixed-income and currency positions generated earnings of DKr80m in the first nine months of 2004, against DKr766m the year before. Earnings fell primarily because the interest rate risk was kept at a low level to match interest rate expectations.

The total return on equities was DKr620m, against DKr682m in first nine months of 2003. Listed shares produced a return of DKr283m, against DKr341m in 2003. The effect of a 10% change in equity prices on earnings from the Group's portfolio of listed shares would be about DKr130m. At September 30, 2003, the equity risk was DKr40m.

Unlisted shares generated a return of DKr337m, against DKr341m in the first nine months of 2003. Holdings of unlisted shares totalled DKr3.2bn at September 30, 2004, against DKr3.1bn a year ago.

Earnings from investment portfolios in the insurance business were DKr133m in the first three quarters of 2004, against DKr136m the year before.

At September 30, 2004, the effect of a 1.0 percentage point increase in interest rates on the Group's fixed-income positions would be a capital gain of DKr252m. The highest interest rate risk during the period was DKr1,088m and the lowest DKr31m.

The currency exposure, calculated in accordance with foreign exchange indicator 2, was DKr28m at the end of the period. During the first nine months of 2004, the lowest exposure was DKr11m and the highest DKr85m.

Outlook for 2004

For 2004 as a whole, the Group still expects a generally positive trend in its business activities in comparison with 2003. Lower average interest rates in Denmark and Norway, however, are likely to leave net interest income a little lower than the level recorded in 2003. Fee income is expected to rise slightly in 2004 as a result of higher activity. Market conditions are likely to reduce trading income to a level below that recorded in 2003. Other core income is expected to rise as a result of the profit on the sale of investment properties. Core insurance earnings are likely to be slightly higher than earnings for 2003.

Total core income is still expected to be at roughly the same level as in 2003.

The decline in headcount in 2003 will help to cut staff expenses in 2004, and severance payments will be lower than in preceding years. IT operating expenses are also expected to decline. The Group will continue to focus on tight cost containment, and overall expenses are likely to fall in 2004, although at a slower pace than in 2003. Hence the downward trend in the cost/core income ratio recorded in recent years should continue in 2004.

The provisioning ratio is expected to fall below the level recorded in 2003.

Against this background, core earnings in 2004 should be between DKr11bn and DKr12bn.

Earnings from investment portfolios in the banking and insurance businesses will depend heavily on the trends in the financial markets, including the level of securities prices at the end of the year. As regards the earnings from investment portfolios in the insurance business, the full risk allowance can be booked, assuming an unchanged interest rate level, even if equity prices fall 23%.

The Group expects its tax charge, including the tax on loan loss reserves, to amount to 30% of pre-tax profit.

Copenhagen, October 26, 2004

Danske Bank Group

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Net interest income from banking activities, etc.	3,861	3,760	3,709	3,876	3,896
Fee and commission income, net	1,419	1,540	1,559	1,456	1,472
Trading income	735	645	856	815	642
Other core income	203	359	293	231	236
Core insurance earnings	361	191	314	179	274
Total core income	6,579	6,495	6,731	6,557	6,520
Operating expenses and depreciation	3,380	3,629	3,473	3,830	3,496
Core earnings before provisions	3,199	2,866	3,258	2,727	3,024
Provisions for bad and doubtful debts	-47	131	321	400	315
Core earnings	3,246	2,735	2,937	2,327	2,709
Earnings from investment portfolios	125	78	523	1,110	177
Profit before tax	3,371	2,813	3,460	3,437	2,886
Tax	915	830	1,020	985	855
Net profit for the period	2,456	1,983	2,440	2,452	2,031
Portion attributable to minority interests	-	-	-	-	-

BALANCE SHEET HIGHLIGHTS (DKr bn)					
Bank loans and advances	442	427	410	397	397
Repo loans	159	146	144	126	124
Mortgage loans	510	508	503	498	489
Bonds and shares, etc.	446	432	429	494	435
Due to credit institutions and central banks	393	332	364	300	315
Deposits	446	461	448	435	417
Repo deposits	58	49	50	49	44
Issued bonds	710	735	723	765	693
Subordinated debt	36	38	33	34	34
Shareholders' equity	63	62	62	60	64
Total assets	1,914	1,827	1,842	1,826	1,768

RATIOS AND KEY FIGURES					
Net profit for the period per share, DKr	3.8	3.0	3.6	3.6	2.9
Net profit for the period as % p.a. of average shareholders' equity	15.7	12.8	15.9	15.8	12.7
Core earnings as % p.a. of average shareholders' equity	20.7	17.6	19.2	14.9	17.0
Cost/core income ratio, %	51.4	55.9	51.6	58.4	53.6
Solvency ratio, excl. net profit for the period, % *	10.0	10.4	10.3	11.0	10.5
Core (tier 1) capital ratio, excl. net profit for the period, % *	7.4	7.6	7.1	7.7	7.2
Share price, end of period, DKr	157.7	144.8	137.9	138.8	121.7
Book value per share, DKr	98.1	95.0	92.9	89.9	93.5
Number of full-time-equivalent staff, end of period:					
Danske Bank and consolidated subsidiaries	15,811	15,737	15,847	16,114	16,237
Non-consolidated subsidiaries (insurance companies)	858	820	829	821	824

* Q4 2003 includes net profit for the period

Profit and loss account for Danske Bank Group*

(DKr m)	Q1-Q3 2004	Q1-Q3 2003	Full year 2003
Interest income	48,939	52,154	67,228
Interest expense	34,815	36,926	46,963
Net interest income	14,124	15,228	20,265
Dividends from shares	278	204	235
Fee and commission income	5,781	5,645	7,514
Fees and commissions paid	1,070	1,065	1,462
Net interest and fee income	19,113	20,012	26,552
Securities and foreign exchange income	-531	-381	-713
Other operating income	701	1,029	1,237
Staff costs and administrative expenses	10,270	10,779	14,451
Amortisation, depreciation and write-downs	312	325	489
Other operating expenses	7	11	24
Provisions for bad and doubtful debts	405	1,262	1,662
Income from associated and subsidiary undertakings	1,355	1,316	2,586
Profit before tax	9,644	9,599	13,036
Tax	2,765	2,765	3,750
Net profit for the period	6,879	6,834	9,286
Portion attributable to minority interests	-	-	-

* The accounting format of the Danish Financial Supervisory Authority.

Balance sheet for Danske Bank Group

(DKr m)	Sept. 30, 2004	Sept. 30, 2003	Dec. 31, 2003
ASSETS			
Cash in hand and demand deposits with central banks	8,491	6,922	9,949
Due from credit institutions and deposits with central banks	202,293	175,302	168,117
Loans and advances	1,111,282	1,009,580	1,020,618
Bonds	432,434	422,068	481,883
Shares, etc.	12,879	10,328	11,580
Holdings in associated undertakings	1,460	1,312	1,423
Holdings in subsidiary undertakings	14,090	12,507	13,307
Intangible assets	231	67	64
Tangible assets	5,711	6,077	5,884
Own shares	1,323	892	986
Other assets	122,579	121,841	112,973
Prepayments	1,260	994	1,350
Total assets	1,914,033	1,767,890	1,826,134
LIABILITIES AND EQUITY			
Due to credit institutions and central banks	392,959	315,412	299,880
Deposits	503,804	460,997	483,884
Issued bonds	710,423	693,220	765,347
Other liabilities	205,861	198,539	181,313
Deferred income	820	560	595
Provisions for obligations	1,050	1,239	1,106
Subordinated debt	35,754	33,833	33,549
Minority interests	8	9	9
Shareholders' equity			
Share capital	6,723	7,117	7,117
Reserve for own shares	1,323	892	986
Revaluation reserve	33	38	37
Brought forward from prior years	48,396	49,200	47,428
Retained profit for the year	6,879	6,834	4,883
Total shareholders' equity	63,354	64,081	60,451
Total liabilities and equity	1,914,033	1,767,890	1,826,134
OFF-BALANCE-SHEET ITEMS			
Guarantees, etc.	91,607	76,566	79,965
Other commitments	113,500	104,578	106,026
Total off-balance-sheet items	205,107	181,144	185,991

Capital

CHANGES IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	Q1-Q3 2004	Q1-Q3 2003	Full year 2003
Shareholders' equity, beg. of period	60,451	60,319	60,319
Adjustment of accounting policies	-198	250	250
Reduction of own shares	-3,793	-3,321	-5,000
Reversal of revaluation reserve upon sale	-4	-1	-1
Net profit for the period	6,879	6,834	9,286
Dividends	-	-	-4,661
Dividends from own shares	-	-	258
Others	19	-	-
Shareholders' equity, end of period	63,354	64,081	60,451
Minority interests, beg. of period	9	9	9
Foreign exchange value adjustments	-1	-1	-
Minority interests, end of period	8	8	9

CAPITAL BASE AND SOLVENCY RATIO	DANSKE BANK GROUP		
(DKr m)	Sept. 30, 2004	Sept. 30, 2003	Dec. 31, 2003
Core capital	56,450	57,218	60,422
Hybrid core capital	4,498	-	-
Statutory deductions	-2,317	-1,735	-1,723
Core capital, including hybrid core capital, less statutory deductions	58,631	55,483	58,699
Eligible subordinated debt and revaluation reserve	29,105	32,967	32,596
Statutory deduction for insurance subsidiaries	-7,375	-6,919	-6,916
Other statutory deductions	-344	-411	-329
Supplementary capital, less statutory deductions	21,386	25,637	25,351
Total capital base, less statutory deductions	80,017	81,120	84,050
Weighted items			
not included in trading portfolio	749,007	713,447	699,455
with market risk included in trading portfolio	48,440	58,107	67,530
Total weighted items	797,447	771,554	766,985
Core (tier 1) capital ratio, %	7.35	7.19	7.65
Solvency ratio, %	10.03	10.51	10.96
Statutory minimum solvency requirement, %	8.00	8.00	8.00

Notes to the profit and loss account

Note

1 **Segments, Q1-Q3 2004**

(DKr m)	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Other	Core earnings	Earnings from investment portfolios	Trading income, etc.	Total *
Net interest income	9,406	2,291	-	6	-	-373	11,330	982	1,812	14,124
Dividends from shares, etc.	154	-	-	-	-	-	154	129	-5	278
Fee and commission income	3,922	74	-	514	-	8	4,518	-14	207	4,711
Net interest and fee income	13,482	2,365	-	520	-	-365	16,002	1,097	2,014	19,113
Trading income/Securities and foreign exchange income	455	132	1,732	-8	-	-75	2,236	-600	-2,167	-531
Other operating income	94	98	-	-	-	509	701	-	-	701
Expenses, depreciation and amortisation	7,924	907	971	236	-	444	10,482	107	-	10,589
Insurance activities/ Income from associated and subsidiary undertakings	-	-	-	-	866	-	866	336	153	1,355
Provisions for bad and doubtful debts	402	3	-	-	-	-	405	-	-	405
Profit before tax	5,705	1,685	761	276	866	-375	8,918	726	-	9,644
Total assets (avg.)	540,595	535,560	682,043	3,679	-	8,618	1,770,495	131,348	-	1,901,843
Risk-weighted items (avg.)	442,981	250,892	58,495	389	-	4,756	757,513	26,929	-	784,442
Allocated capital (avg.)	28,794	16,308	3,802	25	7,375	309	56,613	1,750	-	58,363
Number of full-time-equivalent staff at September 30	8,970	985	556	185	858	5,077	16,631	38	-	16,669

Segments, Q1-Q3 2003

(DKr m)	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Other	Core earnings	Earnings from investment portfolios	Trading income, etc.	Total *
Net interest income	9,595	2,438	-	1	-	-317	11,717	1,198	2,313	15,228
Dividends from shares, etc.	131	-	-	1	-	-	132	68	4	204
Fee and commission income	3,778	139	-	527	-	10	4,454	-17	143	4,580
Net interest and fee income	13,504	2,577	-	529	-	-307	16,303	1,249	2,460	20,012
Trading income/Securities and foreign exchange income	494	-18	1,984	-24	-	64	2,500	-288	-2,593	-381
Other operating income	156	85	-	2	-	521	764	265	-	1,029
Expenses, depreciation and amortisation	7,941	1,037	1,092	285	-	635	10,990	125	-	11,115
Insurance activities/ Income from associated and subsidiary undertakings	-	-	-	-	825	-	825	358	133	1,316
Provisions for bad and doubtful debts	1,257	5	-	-	-	-	1,262	-	-	1,262
Profit before tax	4,956	1,602	892	222	825	-357	8,140	1,459	-	9,599
Total assets (avg.)	496,604	515,366	646,537	1,040	-	5,922	1,665,469	81,951	-	1,747,420
Risk-weighted items (avg.)	429,476	240,006	69,850	1,295	-	9,124	749,751	25,301	-	775,052
Allocated capital (avg.)	27,916	15,600	4,540	84	6,913	593	55,646	1,645	-	57,291
Number of full-time-equivalent staff at September 30	8,977	1,002	536	207	824	5,478	17,024	37	-	17,061

* The accounting format of the Danish Financial Supervisory Authority.

Financial calendar

Danske Bank plans to release its announcement of financial results and the Annual Report for 2004 on February 10, 2005.

Contacts

Peter Straarup, Chairman of the Executive Board, tel. +45 33 44 01 07
Tonny Thierry Andersen, Chief Financial Officer, tel. +45 33 44 11 47
Martin Gottlob, Head of Investor Relations, tel. +45 33 44 27 92

Address

Danske Bank
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 00 00
CVR-nr. 61 12 62 28

Relevant links

www.danskebank.com/ir
www.bgbank.dk
www.fokus.no
www.oeb.se
www.rd.dk
www.danicapension.dk

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